UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35490

EXPRESS SCRIPTS HOLDING COMPANY,
as Issuer and each Subsidiary Guarantor
listed in Annex A hereto
(Exact name of registrant as specified in its charter)

One Express Way
St. Louis, MO 63121
314-996-0900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
2.250% Senior Notes Due 2019
Guarantees of 2.250% Senior Notes Due 2019
2.600% Senior Notes Due 2020
Guarantees of 2.600% Senior Notes Due 2020
Floating Rate Senior Notes due 2020
Guarantees of Floating Rate Senior Notes due 2020
3.300% Senior Notes Due 2021
Guarantees of 3.300% Senior Notes Due 2021
4.750% Senior Notes Due 2021
Guarantees of 4.750% Senior Notes Due 2021
3.900% Senior Notes Due 2022
Guarantees of 3.900% Senior Notes Due 2022
3.050% Senior Notes Due 2022
Guarantees of 3.050% Senior Notes Due 2022
3.000% Senior Notes Due 2023
Guarantees of 3.000% Senior Notes Due 2023
3.500% Senior Notes Due 2024
Guarantees of 3.500% Senior Notes Due 2024
4.500% Senior Notes Due 2026
Guarantees of 4.500% Senior Notes Due 2026
3.400% Senior Notes Due 2027
Guarantees of 3.400% Senior Notes Due 2027
6.125% Senior Notes Due 2041
Guarantees of 6.125% Senior Notes Due 2041
4.800% Senior Notes Due 2046
Guarantees of 4.800% Senior Notes Due 2046
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 1
2.250% Senior Notes Due 2019: 76
Guarantees of 2.250% Senior Notes Due 2019: 76
2.600% Senior Notes Due 2020: 57
Guarantees of 2.600% Senior Notes Due 2020: 57
Floating Rate Senior Notes due 2020: 24
Guarantees of Floating Rate Senior Notes due 2020: 24
3.300% Senior Notes Due 2021: 63
Guarantees of 3.300% Senior Notes Due 2021: 63
4.750% Senior Notes Due 2021: 72
Guarantees of 4.750% Senior Notes Due 2021: 72
3.900% Senior Notes Due 2022: 70
Guarantees of 3.900% Senior Notes Due 2022: 70
3.050% Senior Notes Due 2022: 58
Guarantees of 3.050% Senior Notes Due 2022: 58
3.000% Senior Notes Due 2023: 83
Guarantees of 3.000% Senior Notes Due 2023: 83
3.500% Senior Notes Due 2024: 74
Guarantees of 3.500% Senior Notes Due 2024: 74
4.500% Senior Notes Due 2026: 78
Guarantees of 4.500% Senior Notes Due 2026: 78
3.400% Senior Notes Due 2027: 85
Guarantees of 3.400% Senior Notes Due 2027: 85
6.125% Senior Notes Due 2041: 39
Guarantees of 6.125% Senior Notes Due 2041: 39
4.800% Senior Notes Due 2046: 58
Guarantees of 4.800% Senior Notes Due 2046: 58

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EXPRESS SCRIPTS HOLDING COMPANY

Date: December 31, 2018	By:	/s/ Bradley Phillips
Name: Bradley Phillips
Title: Vice President and Assistant Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Annex A

Name of Subsidiary Guarantor		State or Other Jurisdiction of Incorporation or Formation	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
1.	EXPRESS SCRIPTS, INC.	Delaware	5912	43-1420563
2.	MEDCO HEALTH SOLUTIONS, INC.	Delaware	5912	22-3461740

*	The address of the principal executive office for each of these subsidiary guarantors is One Express Way, St. Louis, Missouri 63121. Their telephone number is (314) 996-0900.